MIRANDA GOLD CORP.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FEBRUARY 28, 2006
(Unaudited)

These unaudited consolidated financial statements for the period ended February 28, 2006 have not been reviewed by the Company’s auditor.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEET
(Unaudited)

	February 28,	August 31,
	2006	2005
		(Note 1)

ASSETS

Current
Cash and short term deposits	$6,532,815	$3,102,849
Accounts receivable	22,188	31,883
Prepaid expenses	80,061	96,828
	6,635,064	3,231,560

Investment (Note 3)	21,333	88,000
Property and equipment (Note 4)	105,495	120,205
Mineral properties (Note 5 and Schedule 1)	313,923	421,985
Deferred exploration expenditures (Schedule 1)	358,593	361,249

	$7,434,408	$4,222,999

LIABILITIES

Current
Accounts payable and accrued liabilities	$118,677	$100,706

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	14,640,002	10,493,824

Contributed Surplus	1,326,818	1,780,749

Deficit	(8,651,090)	(8,152,280)
	7,315,731	4,122,293

	$7,434,408	$4,222,999

The accompanying notes are an integral part of the interim financial statements.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)

	Three months ended		Six months ended
	February 28		February 28

	2006	2005	2006	2005

Expenses
Amortization	$7,855	$4,346	$15,710	$8,353
Consulting	29,294	28,246	51,101	56,850
Interest and foreign exchange	3,760	(1,143)	4,137	9,318
Investor relations	28,425	22,492	36,769	34,959
Management fees	19,600	19,600	41,500	34,600
Office rent, telephone, secretarial
and sundry	67,007	46,059	135,594	88,105
Professional fees	44,202	36,753	57,647	50,764
Property examination costs	32,881	64,312	54,202	93,693
Stock based compensation	37,500	869,000	56,000	869,000
Travel and business promotion	30,153	19,460	74,969	70,587
Transfer agent and regulatory fees	14,205	23,870	28,745	26,752
Wages and benefits	59,729	36,274	118,501	68,574
	374,611	1,169,269	674,875	1,411,555
Less: Interest income	(27,938)	(12,180)	(48,593)	(12,615)

Loss before the following	346,673	1,157,089	626,282	1,398,940

Mineral property option payments
received in excess of cost	-	(4,959)	(20,260)	(45,100)
Gain on sale of securities	(127,025)	-	(173,166)	-
Write off of abandoned mineral
property and deferred exploration
expenditures	(65,954)	-	(65,954)	-

Loss for the period	285,602	1,152,130	498,810	1,353,840

Deficit, beginning of period	8,365,488	6,416,068	8,152,280	6,214,358

Deficit, end of period	$8,651,090	$7,568,198	$8,651,090	$7,568,198

Basic and diluted loss per share	$(0.01)	$0.05	$(0.02)	$0.06

Weighted average number of shares	34,624,593	23,702,505	33,104,692	23,047,676
outstanding

The accompanying notes are an integral part of the interim financial statements.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(Unaudited)

	Three months ended		Six months ended
	February 28		February 28

	2006	2005	2006	2005

Cash flows from operating
activities
Loss for the period	$(285,602)	$(1,152,130)	$(498,810)	$(1,353,840)
Amortization	7,855	4,346	15,710	8,353
Stock based compensation	37,500	869,000	56,000	869,000
Write off of abandoned mineral
property and deferred exploration
expenditures	65,954	-	65,954	-
Gain on sale of investment	(127,027)	-	(173,166)	-
Mineral property option payments
received in excess of cost	-	(4,959)	(20,259)	(45,100)
	(301,320)	(283,743)	(554,571)	(521,587)
Change In non-cash working
capital items:
Accounts receivable	26,077	(15,079)	9,695	(15,245)
Prepaid expenses	16,754	(8,504)	16,767	3,288
Accounts payable and
accrued liabilities	45,887	30,866	17,971	(516)
	(212,602)	(276,460)	(510,138)	(534,060)
Cash flows from investing activities
Property and equipment	-	(5,022)	(1,000)	(5,022)
Mineral property option payments
received	-	37,190	203,610	170,697
Proceeds on sale of investment	187,554	-	239,832
Mineral properties	(94,918)	(39,044)	(98,341)	(74,927)
Exploration expenditures	46,965	(114,466)	(40,245)	(150,187)
	139,601	(121,342)	303,856	(59,439)
Cash flows from financing
activities
Issue of share capital	1,325,637	2,261,850	3,738,308	2,541,110
Share issue costs	-	(80,142)	(102,060)	(80,142)
	1,325,637	2,181,708	3,636,248	2,460,968

Increase in cash and cash
equivalents	1,252,636	1,783,906	3,429,966	1,867,469

Cash and cash equivalents,
beginning of period	5,280,179	1,694,681	3,102,849	1,611,118

Cash and cash equivalents, end of
period	$6,532,815	$3,478,587	$6,532,815	$3,478,587

Supplementary information:
Fair value of share purchase	$-	$106,300	$-	$106,300
warrants for mineral property

The accompanying notes are an integral part of the interim financial statements.

MIRANDA GOLD CORP.
(a development stage company)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia and is in the business of acquiring and exploring mineral properties in the state of Nevada, U.S.A. and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the development stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at February 28, 2006, the Company had an accumulated deficit of $8,585,136 and working capital of $6,516,387. These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realizing proceeds from the sale of one or more of the properties. These financial statements do not reflect any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2005.

3.	INVESTMENT

	February 28,	August 31,
	2006	2005
2,000,000 common shares (August 31, 2005 - 8,250,000) of Gulf
Coast Oil & Gas (formerly Otish Mountain Diamond Company).
These common shares were subject to a hold period but became tradable under Rule 144 on December 12, 2004, and freely
tradable on December 12, 2005. (Market value February 28,
2006 - US$111,500; August 31, 2005 - US$247,500).
	$21,333	$88,000

MIRANDA GOLD CORP.
(a development stage company)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

4.	PROPERTY AND EQUIPMENT

	February 28, 2006
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment and software	$44,375	$20,210	$24,165
Furniture and fixtures	10,110	2,640	7,470
Field equipment	107,333	33,473	73,860

	$161,818	$56,323	$105,495

	August 31, 2005
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment and software	$43,376	$15,881	$27,495
Furniture and fixtures	10,110	1,811	8,299
Field equipment	107,333	22,922	84,411

	$160,819	$40,614	$120,205

5.	MINERAL PROPERTIES

a) Sampson Property, Nevada

The Sampson property was acquired by the Company on May 13, 2004 under a mining lease and option to purchase agreement as part of its then active Hercules Project. The Hercules Project was abandoned later that year. Consideration, payable in stages to May 2008 is U.S.$9,000 with a Net Smelter Return (“NSR”) royalty of 1.5% . Miranda has the option to purchase the property and two-thirds of the royalty at anytime during the term of the lease for a price of U.S.$180,000 and the issuance of 120,000 common share purchase warrants of the Company. The warrants would be exercisable for two years following the issue date at a price of $0.40. The Sampson property consists of two lode mining claims located in Lyon County, Nevada and is considered to be a non-core asset. Since termination of the Hercules Project, the Company has not conducted any work on the Sampson claims.

b) Troy Property, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn 100% interest in a mineral property located in Nevada for consideration, payable in stages to January 23, 2008, of US$33,000, issuance of 67,500 share purchase warrants and work expenditures of US$97,500. As of February 28, 2006, the Company paid US$9,750 and issued 30,000 share purchase warrants at a fair value of $10,053.

The Company was unsuccessful in finding a partner to joint venture the project and fund the exploration and during the current fiscal quarter the Company terminated this project. The Company wrote off $65,954 of mineral property costs and deferred exploration.

MIRANDA GOLD CORP.
(a development stage company)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

c) Redlich Property, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn 100% interest in a mineral property located in Nevada for consideration, payable in stages to January 23, 2008, of US$33,000, issuance of 67,500 share purchase warrants and work expenditures of US$97,500. As of February 28, 2006, the Company has paid US$14,250 and issued 30,000 share purchase warrants at a fair value of $10,052.

On March 4, 2004, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 65% interest in its Redlich Property for US$165,000 and a work commitment of US$575,000, payable in stages to January 23, 2008, with a minimum work commitment of US$200,000 per year thereafter until US$1.8 million has been expended by 2012. A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study. An additional 10% interest can be earned by completing a positive feasibility study. As of February 28, 2006, the Company has received US$75,000 and in March 2006 the Company received a payment of US$30,000.

d) Red Canyon Property, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease for mining claims located in Nevada, with a sliding production royalty between 3% to 5% depending on the price of gold, for consideration, payable in stages over 20 years, of US$1,626,200 and issuance of 75,000 share purchase warrants. The property can be purchased for $1,000 if all commitments are met, subject to the above mentioned royalty. As of February 28, 2006, the Company has paid US$51,200 and issued 75,000 share purchase warrants at a fair value of $34,988.

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Red Canyon Property for US$30,000, a work commitment of US$2.5 million expendable in stages to December 31, 2009 and assuming the mining lease payments. An additional 10% interest can be earned by completing a bankable feasibility study and funding minimum annual expenditures of US$250,000. A joint venture will be formed upon completion of the earn-in period. As of February 28, 2006, the Company has received US$30,000, and US$25,000 as reimbursement for lease payments. Subsequent to February, 28, 2006 and effective April 10, 2006 this exploration agreement was terminated with all obligations met.

e) BPV & CONO Properties, Nevada

On May 27, 2004, the Company entered into two, 20-year mining leases for properties located in Nevada, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for consideration, payable in stages over 20 years, of US$706,250 per lease. As of February 28, 2006, the Company has paid US$6,250 per property.

On February 4, 2005, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its BPV & CONO Properties for US$355,000 in payments and a work commitment of US$1.5 million, payable in stages to February 4, 2010, and the assumption of the mining lease payments. An additional 10% interest can be earned by completing a bankable feasibility study and funding minimum work commitments of $200,000 annually. An additional 5% interest can be earned by arranging financing of Miranda’s capital requirements for project development. A joint venture will be formed upon completion of the earn-in period. As of February 28, 2006, the Company has received US$25,000 as expense reimbursements.

f) Coal Canyon Property, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for a property located in Nevada with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down

MIRANDA GOLD CORP.
(a development stage company)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

provisions to 2%, for consideration, payable in stages over 20 years, of US$706,250. As of February 28, 2006, the Company has paid US$6,250.

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Coal Canyon Property for US$200,000, receipt of 250,000 common shares of Golden Aria Corp. (a private company), assuming the lease payments and a work commitment of US$1 million payable in stages to March 25, 2009. An additional 10% interest can be earned by completing a bankable feasibility study. A joint venture will be formed upon completion of the earn-in period. As of August 31, 2005, the Company received US$15,000. During the period ended February 28, 2006, the Company received US$19,306 for reimbursement for claim fees.

g) Red Hill Property, Nevada

On May 27, 2004 (amended October 15, 2004) the Company entered into a 20-year mining lease for a property located in Nevada, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for cash consideration, payable in stages over 20 years, totaling US$906,250. As of February 28, 2006, the Company has paid US$12,500.

On October 27, 2004 (amended November 17, 2005) the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Red Hill Property for US$540,000, assuming 50% of the lease payments and a work commitment of US$2 million payable in stages to October 27, 2009. An additional 10% interest can be earned by completing a bankable feasibility study. A joint venture will be formed upon completion of the earn-in period. As of August 31, 2005, the Company received US$40,000, and US$9,875 as reimbursement for claim fees. During the period ended February 28, 2006, the Company received US$25,000 as an option payment.

h) Fuse Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada. On September 28 and November 15, 2005 respectively, the Company entered into two exploration agreements with an option to form a joint venture on its Fuse property. The Company will grant a 60% interest in its Fuse Property for total payments of US$278,000 and the reimbursement of US$28,576 in claim location and maintenance fees, and a work commitment of US$1,975,000 payable in stages to September, 2010.

An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring work expenditures of US$247,500 annually. An additional 5% can be earned by arranging financing for Miranda’s share of mine development. The joint venture will be formed upon completion of the earn-in period.

As of February 28, 2006 the Company has received US$30,000 as an initial option payment and US$31,576 as reimbursement for claim, location and maintenance fees.

i) JDW Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada.

j) Ettu Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada.

k) Horse Mountain Property, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for mining claims located in Nevada, with a production royalty of 3.5%, for consideration, payable in stages over 20 years, of US$1,638,560 and issuance of 25,000 share purchase warrants. As of February 28, 2006, the Company has

MIRANDA GOLD CORP.
(a development stage company)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

paid US$30,000 and issued 25,000 share purchase warrants at a fair value of $12,300.

On September 2, 2005, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Horse Mountain Property for US$110,000 and a work commitment of US$2 million payable in stages to December 31, 2009. An additional 10% interest can be earned by incurring minimum annual expenditures of no less than $1 million per year, with an additional 1% earned for each $600,000 expended up to 2015 (70% interest earned for a total of 8,000,000 spent). An additional 5% can be earned by arranging or providing post-feasibility financing for Miranda’s share of development of the project. The joint venture will be formed upon completion of the earn-in period.

As of February 28, 2006, the Company has received US$30,000 as an initial option payment, and US$17,375 for reimbursement of expenses.

l) Dame Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada.

m) Iron Point Property, Nevada

During the year ended August 31, 2005, the Company staked certain mining claims in Nevada.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase for certain mining claims located in Nevada, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for cash consideration, payable in stages over 20 years, totalling US$462,000. The claims can be purchased outright for cash consideration between US$1 million to US$2 million depending on the price of gold. As of February 28, 2006, the Company has paid US$7,000.

n) Angel Wing Property, Nevada

During the year ended August 31, 2005, the Company entered into a 20-year mining lease for certain mining claims located in Nevada, with a sliding production royalty between 2.0% to 4.0% depending on the price of gold, for consideration, payable in stages over 20 years, totalling US$1,470,000. As of February 28, 2006, the Company has paid US$36,332.

o) PPM, Nevada

During the period ended November 30, 2005, the Company staked certain mining claims in Humboldt County, Nevada, known as the PPM Property. As of February 28, 2006, the Company has paid US$1,566 for the filing of these claims.

6.	SHARE CAPITAL

a)	Authorized an unlimited number of common shares without par value

MIRANDA GOLD CORP.
(a development stage company)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2004	22,169,260	$7,429,182

Private placement of shares (net of $80,142 issue costs) (1)	2,900,000	1,949,858
Exercise of options – cash	164,000	39,660
Exercise of options – stock option valuation	-	71,674
Exercise of warrants – cash	3,535,500	1,003,450

Balance, August 31, 2005	28,768,760	10,493,824

Private placement of shares (net of $102,060 issue costs) (2)	2,060,000	1,751,940
Exercise of options – cash	1,543,500	722,658
Exercise of options – stock option valuation	-	474,942
Exercise of warrants – cash	3,009,250	1,161,650
Exercise of warrants – stock option valuation	-	34,987

Balance, February 28, 2006	35,381,510	$14,640,001

1.

During the year ended August 31, 2005, the Company completed a private placement of 2,900,000 units at $0.70 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.90 per share until February 10, 2007. In addition, a cash payment of $80,142 was paid as commission on the private placement.

2.

During the six month period ended February 28, 2006, the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.90 per unit, for gross proceeds of $1,800,000. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant is exercisable to purchase an additional common share at $1.15 per share until October 4, 2007. In addition a cash payment of $48,060 was made and an additional 60,000 units, valued at $54,000, were issued as finder’s fees pursuant to the private placement.

c)	Options Outstanding

As at February 28, 2006, options were outstanding for the purchase of common shares as follows:

Number	price
Of	Per		Expiry
Shares	Share	Exercisable	Date

10,000	$0.14	10,000	December 14, 2006
250,000	$0.23	250,000	November 7, 2008
80,000	$0.20	80,000	September 16, 2007
55,000	$0.27	55,000	June 18, 2008
790,000	$0.53	790,000	February 9, 2009
1,868,750	$0.71	493,750	February 17, 2010
37,500	$0.71	37,500	April 20, 2010
86,250	$1.18	71,250	October 18, 2010
125,000	$2.07	125,000	February 1, 2011

MIRANDA GOLD CORP.
(a development stage company)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

A summary of the changes in stock options for the six month period ended February 28, 2006 and for the year ended August 31, 2005 is presented below:

		Weighted
		Average
		Exercise
	Shares	Price

Balance, August 31, 2004	2,740,000	$0.42

Granted	2,050,000	0.71
Exercised	(164,000)	(0.24)

Balance, August 31, 2005	4,626,000	0.60

Granted	220,000	1.69
Exercised	(1,543,500)	(0.47)

Balance, February 28, 2006	3,302,500	$0.67

d)	Stock Based Compensation

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of not more than 7,034,302 options to acquire common shares to its directors, officers, employees and consultants. During the six month period ended February 28, 2006, the Company recorded $56,000 in stock based compensation for the vesting portion of 220,000 options granted during the period.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	February 28, August 31,
	2006	2005

Risk free interest rate	3.4%	2.9%
Expected life	3	3
Expected volatility	90%	98%
Expected dividend yield	-	-
Weighted average of fair value of options granted	1.02	$0.44

e)	Warrants

As at February 28, 2006, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

25,000	$ 0.70	November 23, 2006
2,172,000	$ 0.90	February 10, 2007
1,030,000	$ 1.15	October 4, 2007

MIRANDA GOLD CORP.
(a development stage company)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 28, 2006 and 2005
(Unaudited)

A summary of the changes in share purchase warrants for the six month period ended February 28, 2006 is presented below:

		Weighted
		Average
		Exercise
	Shares	Price

Balance, August 31, 2005	5,331,250

Issued	1,030,000	1.15
Exercised	(3,009,250)	(0.39)
Expired	(125,000)	(0.37)

Balance, February 28, 2006	3,227,000	$0.98

7.	RELATED PARTY TRANSACTIONS

	a)	During the six months ended February 28, 2006, the Company paid $26,900 (2004 - $34,600) to a company controlled by a common director for management of the Company’s affairs.

b)

During the six months ended February 28, 2006, the Company paid $82,462 (2004 - $64,161) to directors or companies controlled by common directors for rent, telephone, secretarial, website, internet and office services.

	c)	A director and officer of the Company holds a 10% interest in the BPV, CONO, Red Hill and Coal Canyon properties described in Note 5.

8.	SUBSEQUENT EVENTS

	a)	Subsequent to February 28, 2006 and up to April 18, 2006, 60,000 warrants at $0.90 were exercised for proceeds totalling $54,000, and 216,250 options were exercised for proceeds totalling $94,975.

	b)	Subsequent to February 28, 2006 and up to March 31, 2006, the Company sold 456,000 common shares in Gulf Coast Oil & Gas (Note 4) for net proceeds of US$17,701.

c)

On April 17, 2006 the Company granted 2,025,000 stock options to Directors, employees and consultants exercisable for up to five years at a price of $1.92 per share, which price is the last closing price of the Company’s shares prior to the date of grant. The options granted will vest 25% immediately, and 25% every six months thereafter from date of grant and will be subject to any applicable regulatory hold periods.

Schedule 1
MIRANDA GOLD CORP.
(An Exploration Stage Company)
SCHEDULE OF MINERAL PROPERTIES
AND DEFERRED EXPLORATION EXPENDITURES

FOR THE SIX MONTH PERIOD ENDING FEBRUARY 28, 2006
(Unaudited)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
	Balance		Option	Write	Balance	Balance			Option	Write	Balance
	August 31	Acquisition	Payments	Off Of	February 28	August 31		Expense	Payments	Off Of	Feb 28
	2005	Costs	Received	Interests	2006	2005	Additions	Reimbursements	Received	Interests	2006

Sampson	$-	$1,730	$-	$-	$1,730	$-	$-	$-	$-	$-	$-
Troy Property	23,052	-	-	(23,052)	-	42,117	785	-	-	(42,902)	-
Redlich Property	-	5,240	-	-	5,240	5,397	1,716	-	-	-	7,113
Red Canyon
Property (e)	33,488	-	-	-	33,488	17,785	10,509	-	-	-	28,294
BPV Property	8,611	-	(8,611)	-	-	7,883	-	-	(6,109)	-	1,774
CONO Property	8,611	-	(8,611)	-	-	12,747	1,652	-	(6,109)	-	8,290
Coal Canyon
Property	-	-	-	-	-	33,093	25,028	(22,772)	-	-	35,349
Red Hill Property	7,526	-	(7,526)	-	-	-	1,643	-	(1,643)	-	-
Fuse Property	63,342	-	(35,328)	-	28,014	55,950	250	(37,107)	-	-	19,093
JDW Property	21,717	-	-	-	21,717	20,600	492	-	-	-	21,092
ETTU Property	25,925	-	-	-	25,925	18,818	1,605	-	-	-	20,423
Horse Mountain
Property	48,183	-	(35,328)	-	12,855	74,981	8,615	(20,461)	-	-	63,135
Dame Property	72,584	-	-	-	72,584	51,366	4,437	-	-	-	55,803
Iron Point Property	66,806	-	-	-	66,806	19,771	43,309	-	-	-	63,080
Angel Wing
Property	42,140	1,574	-	-	43,714	741	12,668	-	-	-	13,409
Poverty Peak
Property	-	1,850	-	-	1,850	-	21,738	-	-	-	21,738

Total	$421,985	$10,394	$(95,404)	$(23,052)	$313,923	$361,249	$134,447	$(80,340)	$(13,861)	$(42,902)	$358,593

Schedule 1
MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
AND DEFERRED EXPLORATION EXPENDITURES

YEAR ENDED AUGUST 31, 2005
(Stated in Canadian Dollars)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
	Balance		Option	Write	Balance	Balance			Option	Write	Balance
	August 31	Acquisition	Payments	Down Of	August 31	August 31		Expense	Payments	Down Of	August 31
	2004	Costs	Received	Interests	2005	2004	Additions	Reimbursements	Received	Interests	2005

Imperial Mines &
Hercules
Properties	$-	$-	$-	$-	$-	$-	$4,678	$-	$-	$(4,678)	$-
Troy Property	15,403	7,649	-	-	23,052	27,305	14,812	-	-	-	42,117
Redlich Property	-	7,649	(7,649)	-	-	-	6,928	-	(1,531)	-	5,397
Bald Peak Property	24,505	-	-	(24,505)	-	7,187	201	-	-	(7,388)	-
Red Canyon
Property	69,371	-	(35,883)	-	33,488	44,968	14,753	(6,502)	(35,434)	-	17,785
BPV Property	8,611	-	-	-	8,611	7,050	833	-	-	-	7,883
CONO Property	8,611	-	-	-	8,611	11,968	779	-	-	-	12,747
Coal Canyon
Property	8,611	-	(8,611)	-	-	10,493	32,529	-	(9,929)	-	33,093
Red Hill Property	8,612	7,525	(8,611)	-	7,526	14,952	1,124	(2,639)	(13,437)	-	-
Fuse Property	33,549	29,793	-	-	63,342	46,500	9,450	-	-	-	55,950
JDW Property	13,826	7,891	-	-	21,717	16,331	4,269	-	-	-	20,600
ETTU Property	6,514	19,411	-	-	25,925	11,712	7,106	-	-	-	18,818
Horse Mountain
Property	-	48,183	-	-	48,183	-	74,981	-	-	-	74,981
Dame Property	-	72,584	-	-	72,584	-	51,366	-	-	-	51,366
Iron Point Property	-	66,806	-	-	66,806	-	19,771	-	-	-	19,771
Angel Wing
Property	-	42,140	-	-	42,140	-	741	-	-	-	741

Total	$197,613	$309,631	(60,754)	$(24,505)	$421,985	$198,466	$244,321	$(9,141)	$(60,331)	$(12,066)	$361,249